SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Helix Energy Solutions Group, Inc.

(Name of Subject Company (issuer))

Helix Energy Solutions Group, Inc.

(Name of Filing Persons (issuer))

3.25% Convertible Senior Notes due 2032

(Title of Class of Securities)

42330P AG2

(CUSIP Number of Class of Securities)

Alisa B. Johnson

Executive Vice President and General Counsel

3505 West Sam Houston Parkway North, Suite 400

Houston, TX 77043

(281) 618-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gene J. Oshman

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$60,115,000	$7,484.32

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.25% Convertible Senior Notes due 2032, as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 13, 2018, there was $60,115,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $60,115,000.
**	The amount of the filing fee equals $124.50 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,484.32	Filing Party:	Helix Energy Solutions Group, Inc.
Form or Registration No.:	Schedule TO-I (File No. 005-51259)	Date Filed:	February 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on February 14, 2018 (the “Schedule TO”) by Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Company”), and relates to the Company’s offer to repurchase the 3.25% Convertible Senior Notes due 2032 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the indenture governing the Notes, the Company Notice dated February 14, 2018 (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO and Offer Materials remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO or in the Offer Materials.

Item 7. Source and Amount of Funds or Other Consideration.

The Company Notice is hereby amended and supplemented as set forth below.

2. Information Concerning the Notes

Section 2.3 of the Company Notice titled “Sources of Funds” is hereby deleted in its entirety and replaced with the following section:

“On March 13, 2018, we priced an underwritten offering (the “convertible notes offering”) of our 4.125% Convertible Senior Notes due 2023. In the event any Notes are validly surrendered for purchase and not validly withdrawn, we intend to use a portion of the proceeds from the convertible notes offering to pay the aggregate Repurchase Price.”

5. Payment for Surrendered Notes

The last sentence of Section 5 of the Company Notice titled “Payment for Surrendered Notes” is hereby deleted and replaced with the following:

“On March 13, 2018, we priced the convertible notes offering. In the event any Notes are validly surrendered for purchase and not validly withdrawn, we intend to use a portion of the proceeds from the convertible notes offering to pay the aggregate Repurchase Price.”

Item 12. Materials To Be Filed As Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibit referenced below.

(a)(1)(C)	Press release dated March 13, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2018

HELIX ENERGY SOLUTIONS GROUP, INC.

By:	/s/ Erik Staffeldt
Erik Staffeldt
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(A)	Company Notice to Holders of Helix Energy Solutions Group, Inc. 3.25% Convertible Senior Notes due 2032, dated February 14, 2018.*

(a)(1)(B)	Press Release dated February 14, 2018.*

(a)(1)(C)	Press Release dated March 13, 2018.**

(b)	Not applicable.

(d)(1)	Indenture dated as of March 12, 2012 between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 12, 2012).

(d)(4)	The description of the Notes and the Indenture set forth under the caption “Description of Notes” in the Company’s Prospectus dated March 7, 2012, forming part of the Company’s Registration Statement on Form S-3 (Registration No. 333-179937).

(d)(5)	The description of the Company’s common stock, no par value, set forth in the Company’s Registration Statement on Form 8-A, filed on June 30, 2006, including any amendment or report filed for the purpose of updating such description.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.